BEACH ACQUISITION CO PARENT, LLC
c/o 3G Capital Partners L.P.

600 Third Avenue, 37th Floor

New York, New York 10016

August 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick and Asia Timmons-Pierce

Re:	Beach Acquisition Co Parent, LLC
Registration Statement on Form S-4
File No. 333-287891
Request for Effectiveness

Dear Ms. O’Shanick and Ms. Timmons-Pierce:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Beach Acquisition Co Parent, LLC (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2025, as amended on July 14, 2025 and July 29, 2025, be accelerated to August 5, 2025 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, by calling Laura C. Turano or Dotun O. Obadina at (212) 373-3659 or (212) 373-3701, respectively.

If you have any questions regarding the foregoing, please contact Laura C. Turano or Dotun O. Obadina of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3659 or (212) 373-3701, respectively.

*****

Very truly yours,

By:	/s/ Asna Afzal
Name: Asna Afzal
Title: President and Secretary